FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2018

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, February 19, 2018 - GPA [B3: PCAR4; NYSE: CBD] announces its results for the fourth quarter. Due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit or loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Non-current assets held for sale and discontinued operations. The following comments refer to the results of continuing operations. All comparisons are with the same period of 2016, except where stated otherwise.

4Q17 and 2017 RESULTS

Net sales in 2017 advanced 8.2%(1); growth of 27.8%(1) at Assaí

Adjusted EBITDA(*) at GPA Food of R$2.3 billion in the year (+22.3%), with margin expansion from 4.6% to 5.2%

Operating expenses diluted by 60 bps compared to 2016

Net income attributable to controlling shareholders of the Company was R$619 million, reversing the loss in 2016

Operating highlights

●	Net sales in 2017 totaled R$26.2 billion, with same-store growth of 0.7%(1) and market share gain of 60 bps in the year (Nielsen data);
●	My Discount Program reached over 4 million downloads within just 7 months of launch, with the total loyal customer base expanding from around 12 million to 14 million;
●	Adjusted EBITDA margin(*) reached 5.0% in 2017, expanding 20 bps compared to 2016, mainly due to the improvement in gross margin, which was supported by the new commercial dynamics implemented throughout the year and by the disciplined control of expenses, which even so was accompanied by improvement in service quality at stores.
●	In 4Q17, adjusted EBITDA margin(*) stood at 4.7%, impacted by: (i) strong food deflation (around 110 bps) while other expense items continued to be affected by inflation; (ii) additional expenses due to the fire at the Osasco DC (about 15 bps); (iii) renovation of 50 Pão de Açúcar stores, of which 11 were full renovations, which affected the sales performance of stores with a significant weight in the banner’s sales (about 10 bps).

Multivarejo:

Assaí:

●	Gross sales reached R$20.1 billion in the year, with strong growth of 28.0%(1) in total sales and of 11.4%(1)(2) in same-store sales, despite the scenario marked by intense deflation. During the year, the banner registered consistent growth in customers and sales volume, accompanied by market share gains;
●	Sales also were boosted by the enhanced commercial dynamics, such as ‘Assaí Anniversary’ and the launch of Black Friday, with performance particularly good in the category General Merchandise;
●	In less than 3 months, approximately 100,000 Passaí cards were issued at 75 stores, resulting in a 50% higher average ticket, due to the attractive value proposition for customers (wholesale prices as of the first unit);
●	Adjusted EBITDA margin(*) stood at 5.3% in 4Q17, which demonstrates the format’s efficiency during a period of strong organic growth and food deflation. In 2017, Adjusted EBITDA margin stood at 5.6%, expanding 140 bps from 2016, while nominal Adjusted EBITDA(*) grew 68.0%;
●	Assaí ended the year with 126 stores, with a record 20 new stores in the period, 5 of which via organic expansion and 15 via conversions from Extra Hiper, the latter improving sales by a factor of 2.5x;
●	Assaí accounted for 41.3% of the sales of GPA Food, up 640 bps from 2016.

(1)In 4Q17, the calendar adjustment was -30 bps at GPA Food, with -70 bps at Multivarejo and -20 bps at Assaí. In 2017, the adjustment was -50 bps at GPA Food, with -70 bps at Multivarejo and -50 bps at Assaí.  (2) Includes converted stores, which contributed 310 bps in 2017. (*) Excludes non-recurring effects, as detailed in the section “Operating Performance by Business.”

1

Financial Highlights

●	Financial result corresponded to -1.6% of net sales, improving 60 bps from 2016;
●	Net income attributable to controlling shareholders of R$619 million, with margin of 1.4%, supported by the 91.0% increase at Assaí, as well as by the recovery in Multivarejo, where the net loss was reversed to positive;
●	Solid financial position: Net debt(3) fell R$162 million from 2016, while the net debt(3)/ EBITDA ratio declined to -0.15x, from -0.32x in 2016.

Outlook

●	Strategic priorities: Our strategy for 2018-2020 is to foster sustainable and robust growth in our food operations by leveraging our multi-channel and multi-format presence to offer every Brazilian consumer the best and most innovative offerings and services.
●	Economic environment and business evolution: The sharp drop in food prices during 2017, combined with the still-high unemployment and challenging level of consumer spending, adversely affected the retail industry’s performance. However, GPA has outperformed the industry average (Brazilian Supermarkets Association - ABRAS and Monthly Retail Survey conducted by IBGE) since 3Q16, capturing market share gains at Extra Hiper and Assaí during all measurements by Nielsen over the year, while keeping market share stable in other banners.

 (3) Includes non-discounted credit card receivables of R$414 million in 4Q17 and R$241 million in 4Q16.

MESSAGE FROM MANAGEMENT

The year 2017 proved challenging, but brought important signs of improvement in the business environment, while GPA continued to build on the efforts that it began three years ago. Although the effects from improving macroeconomic indicators are still incipient, we ended the year with important progress at our business units resulting from the strategic management of our store portfolio, the more pragmatic use of our database and the continued discipline employed in our financial management and streamlining of structures.

The results for the year attest to this effective management: net sales advanced 8.2%(*) to R$44.6 billion, a performance to be celebrated given the still-recessionary economy marked by strong deflation, especially in food categories. Staying focused on higher-return formats through store openings, closures and, especially, conversions, proved the right strategy, which generated profitability gains(**) of 20 bps at Multivarejo and of 140 bps at Assaí.

The Cash & Carry format has been making a strong contribution to this improvement in results, growing 123% in the last three years, with this performance gaining even greater significance once we consider the 6.3% contraction in the country’s GDP during the period. Assaí is Brazil’s fastest growing cash-and-carry chain, according to Nielsen, with gross sales in the year growing 28.0%(*) to R$20.1 billion, leveraged by the expansion plan, with a total of 20 store openings in the period, of which 15 were conversions and five new stores. At Multivarejo, which remained heavily affected by food deflation, the highlights were the stable margins at Pão de Açúcar a banner in which we have embarked on an important store renovation project, with 50 units renovated in 2017, and improvement at Extra Hiper driven by the performance of non-food categories. We also ended the year with important market share gains in all measurements conducted by Nielsen during the year.

In our ongoing digital transformation process, we launched the My Discount platform at Multivarejo, which in just seven months already has reached 4 million downloads through the applications of the Pão de Açúcar Mais and Clube Extra loyalty programs. The total base of loyal customers expanded from 12 million to 14 million, with this representing just one phase of a process in which we increasingly want to forge personal relationships with consumers to ensure their needs and convenience. Attentive to the transformations in consumer relations, the Company’s digital transformation process will remain a priority driver in 2018.

GPA’s achievements in 2017 reflect the capacity of our team. In a complex economic environment for the country, we reinforced important pillars in our people management, which led to an increase in the engagement index. Well qualified teams at the company’s many different levels are raising it to the level of excellence, as shown by a study conducted by LinkedIn in 2017 that indicated GPA as the first preference of Brazilian consumers.

From the standpoint of sustainability, we made important advances in the issues of cultural and social diversity, with the realization of our first Diversity Week, in which we debated viewpoints on diversity in the corporate and retail environment. At the event, we signed the “10 Commitments to LGBT Rights,” which we consider an important advance in the promotion of gender equity at GPA. All initiatives remain closely aligned with the principles of the United Nations Global Compact.

The results achieved in the last year demonstrate the scale of the deliveries defined in our strategic planning. All of what we have accomplished so far and what we are planning for 2018 leave us feeling more confident, believing in a recovery in the country’s macroeconomic scenario. We maintain our commitment to the continued sustainable growth of our businesses, with a total focus on our customers and best management practices in all of our businesses.

(*) Growth adjusted by calendar effect. (**) EBITDA adjusted by Other Operating Income and Expense and non-recurring effects on gross margin.

I. Financial Performance

4Q17

	Consolidated			Food Business			Multivarejo				Assaí
(R$ million)(1)	4Q17	4Q16	Δ	4Q17	4Q16	Δ	4Q17	4Q16	Δ	4Q17	4Q16	Δ

Gross Revenue	13,595	12,741	6.7%	13,595	12,741	6.7%	7,689	8,109	-5.2%	5,906	4,632	27.5%
Net Revenue	12,510	11,740	6.6%	12,510	11,740	6.6%	7,066	7,484	-5.6%	5,444	4,255	27.9%
Gross Profit	3,104	2,701	14.9%	3,104	2,701	14.9%	2,122	2,014	5.4%	982	686	43.0%
Gross Margin	24.8%	23.0%	180 bps	24.8%	23.0%	180 bps	30.0%	26.9%	310 bps	18.0%	16.1%	190 bps
Selling, General and Adm. Expenses	(2,161)	(1,991)	8.5%	(2,161)	(1,991)	8.5%	(1,580)	(1,551)	1.9%	(581)	(440)	32.1%
% of Net Revenue	17.3%	17.0%	30 bps	17.3%	17.0%	30 bps	22.4%	20.7%	170 bps	10.7%	10.3%	40 bps
EBITDA (2)	756	467	62.0%	795	483	64.8%	395	254	55.3%	400	229	75.2%
EBITDA Margin	6.0%	4.0%	200 bps	6.4%	4.1%	230 bps	5.6%	3.4%	220 bps	7.4%	5.4%	200 bps
Adjusted EBITDA(2)(3)	931	726	28.2%	971	742	30.8%	568	494	14.8%	403	248	62.5%
Adjusted EBITDA Margin	7.4%	6.2%	120 bps	7.8%	6.3%	150 bps	8.0%	6.6%	140 bps	7.4%	5.8%	160 bps
Net Financial Revenue (Expenses)	(206)	(251)	-17.8%	(206)	(251)	-17.8%	(199)	(229)	-13.1%	(7)	(22)	-66.7%
% of Net Revenue	1.6%	2.1%	-50 bps	1.6%	2.1%	-50 bps	2.8%	3.1%	-30 bps	0.1%	0.5%	-40 bps
Net Income (Loss) - Controlling
Shareholders - continuing operations	215	(8)	n.a.	254	9	n.a.	0	(138)	n.a.	254	146	73.6%
Net Margin- continuing operations	1.7%	-0.1%	180 bps	2.0%	0.1%	190 bps	n.a	-1.8%	n.a.	4.7%	3.4%	130 bps
Net Income (Loss) -continuing and
discontinued operations	297	(38)	n.a.	258	(23)	n.a.	4	(170)	n.a.	254	146	73.6%
Net margin-continuing and discontinued operations	2.4%	-0.3%	270 bps	2.1%	-0.2%	230 bps	0.1%	-2.3%	240 bps	4.7%	3.4%	130 bps

Gross Profit and Adjusted Ebitda excluding non recurring effects (*)
	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	4Q17	4Q16	Δ	4Q17	4Q16	Δ	4Q17	4Q16	Δ	4Q17	4Q16	Δ
Gross Profit Excl. non recurring effects(*)	2,755	2,701	2.0%	2,755	2,701	2.0%	1,887	2,014	-6.3%	868	686	26.4%
Gross Margin Excl.non recurring effects(*)	22.0%	23.0%	-100 bps	22.0%	23.0%	-100 bps	26.7%	26.9%	-20 bps	15.9%	16.1%	-20 bps
Adjusted EBITDA Excl. non recurring effects(2)(3)(*)	582	726	-19.9%	621	742	-16.3%	332	494	-32.8%	289	248	16.5%
Adjusted EBITDA Margin Excl. non recurring effects(*)	4.7%	6.2%	-150 bps	5.0%	6.3%	-130 bps	4.7%	6.6%	-190 bps	5.3%	5.8%	-50 bps

(1) Sums and percentages may present discrepancies due to rounding. All margins were calculated as a percentage of net sales. (2) Earnings before interest, tax, depreciation and amortization. (3) EBITDA adjusted by Other Operating Income and Expenses. (*) Excludes non-recurring effects: In Assai, R$114 million were recognized in credits fully related to 9M17, and therefore non-recurring in the quarter, but recurring in the year. In Multivarejo, R$246 million in tax credits were recognized in 4Q17, related to prior fiscal years, as well as -R$10 million related to the impact from the write-off of inventories and deductible payments associated with the fire at the Osasco Distribution Center in December 2017.

2017

	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	2017	2016	Δ	2017	2016	Δ	2017	2016	Δ	2017	2016	Δ

Gross Revenue	48,440	44,969	7.7%	48,440	44,969	7.7%	28,370	29,233	-3.0%	20,070	15,736	27.5%
Net Revenue	44,634	41,454	7.7%	44,634	41,454	7.7%	26,195	26,967	-2.9%	18,440	14,487	27.3%
Gross Profit	10,704	9,520	12.4%	10,704	9,520	12.4%	7,763	7,350	5.6%	2,941	2,170	35.5%
Gross Margin	24.0%	23.0%	100 bps	24.0%	23.0%	100 bps	29.6%	27.3%	230 bps	15.9%	15.0%	90 bps
Selling, General and Adm. Expenses	(7,778)	(7,451)	4.4%	(7,778)	(7,451)	4.4%	(5,860)	(5,957)	-1.6%	(1,918)	(1,494)	28.4%
% of Net Revenue	17.4%	18.0%	-60 bps	17.4%	18.0%	-60 bps	22.4%	22.1%	30 bps	10.4%	10.3%	10 bps
EBITDA (2)	2,341	1,618	44.7%	2,465	1,634	50.8%	1,462	1,021	43.2%	1,003	613	63.5%
EBITDA Margin	5.2%	3.9%	130 bps	5.5%	3.9%	160 bps	5.6%	3.8%	180 bps	5.4%	4.2%	120 bps
Adjusted EBITDA(2)(3)	2,920	2,185	33.6%	3,044	2,201	38.3%	2,015	1,520	32.6%	1,029	681	51.0%
Adjusted EBITDA Margin	6.5%	5.3%	120 bps	6.8%	5.3%	150 bps	7.7%	5.6%	210 bps	5.6%	4.7%	90 bps
Net Financial Revenue (Expenses)	(730)	(903)	-19.2%	(730)	(903)	-19.2%	(682)	(809)	-15.7%	(48)	(94)	-49.0%
% of Net Revenue	1.6%	2.2%	-60 bps	1.6%	2.2%	-60 bps	2.6%	3.0%	-40 bps	0.3%	0.6%	-30 bps
Net Income (Loss) - Controlling
Shareholders - continuing operations	482	(71)	n.a.	606	(55)	n.a.	66	(338)	n.a.	540	283	91.0%
Net Margin- continuing operations	1.1%	-0.2%	130 bps	1.4%	-0.1%	150 bps	0.3%	-1.3%	160 bps	2.9%	2.0%	90 bps
Net Income (Loss) -continuing and
discontinued operations	619	(482)	n.a.	573	(133)	n.a.	33	(415)	n.a	540	283	91.0%
Net margin-continuing and discontinued operations	1.4%	-1.2%	260 bps	1.3%	-0.3%	160 bps	0.1%	-1.5%	160 bps	2.9%	2.0%	90 bps

Gross Profit and Adjusted Ebitda excluding non recurring effects (*)
	Consolidated			Food Business			Multivarejo			Assaí
(R$ million)(1)	2017	2016	Δ	2017	2016	Δ	2017	2016	Δ	2017	2016	Δ
Gross Profit Excl. non recurring effects(*)	10,000	9,232	8.3%	10,000	9,232	8.3%	7,059	7,131	-1.0%	2,941	2,101	40.0%
Gross Margin Excl.non recurring effects(*)	22.4%	22.3%	10 bps	22.4%	22.3%	10 bps	26.9%	26.4%	50 bps	15.9%	14.5%	140 bps
Adjusted EBITDA Excl. non recurring effects(2)(3)(*)	2,217	1,897	16.8%	2,341	1,913	22.3%	1,312	1,301	0.8%	1,029	612	68.0%
Adjusted EBITDA Margin Excl. non recurring effects(*)	5.0%	4.6%	40 bps	5.2%	4.6%	60 bps	5.0%	4.8%	20 bps	5.6%	4.2%	140 bps

(1) Totals and percentages may present discrepancies due to rounding. All margins were calculated as a percentage of net sales. (2) Earnings before interest, tax, depreciation and amortization. (3) EBITDA adjusted by Other Operating Income and Expenses. (*) Excludes non-recurring effects: In Multivarejo, R$714 million in tax credits were recognized in 2017 related to prior fiscal years and -R$10 million were recognized related to the impact of write-off of inventories and deductible payments associated with the fire at the Osasco Distribution Center in December 2017.

SALES PERFORMANCE

Multivarejo

At Multivarejo, net sales in 4Q17 amounted to R$7.1 billion, with same-store sales declining 0.6%(1). Performance was adversely affected by the following factors:

-         Stronger deflation in food-at-home categories, which accelerated from -4.5% in 3Q17 to -5.1% in 4Q17, with deflation more intense in Christmas seasonal products;

-         Continued migration of customers to other channels due to the economic scenario.

In 2017, the net sales of R$26.2 billion were adversely affected by the closure of 17 hypermarkets in the period, 15 of which were converted to Assaí. This optimization of the store portfolio resulted in a contraction in Multivarejo’s sales area of approximately 5%. Same-store sales growth reached 0.7%(1).

(1)    In 4Q17, the adjustment was -30 bps at GPA Food, with -70 bps at Multivarejo and -20 bps at Assaí. In 2017, the adjustment was -50 bps at GPA Food, with -70 bps at Multivarejo and -50 bps at Assaí.

Extra Hiper continued to deliver good performances among Multivarejo banners in both the quarter and the year. Same-store sales growth benefited from the dynamic non-food categories (Electronics/Home Appliances, General Merchandise and Apparel), that remained in the double digits.

For the second straight quarter, Pão de Açúcar posted sales volume growth. However, sales were affected by the following factors:

●        Full renovation of 11 stores, which significantly affected sales performance during the 90 days of renovation;

●        Light renovation of another 39 stores, affecting sales during 45 days;

●        Food deflation, especially in the categories Perishables (-24.2%) and Basic Groceries (-9.1%);

●        Deflation in Christmas products (-7.7%).

Extra Super remained the banner most affected by food deflation, especially in the basic Perishables category, which registered the sharpest deflation.

Proximity formats, specifically Extra Minimercado, underwent simplification and transformation of their model, with adjustments made to their value proposition. There was a short-term impact due to the significant decrease in promotional activity. The objective of optimizing expenses was achieved, with significant improvement in productivity and a sharp reduction in logistics costs.

Assaí

Assaí’s net sales amounted to R$5.4 billion in the quarter, advancing 28.2%(1) vs. 4Q16. On a same-store basis, Assaí’s net sales advanced 10.7%(1)(2), still pressured by strong food deflation, especially in the Staples, Dairy and Meat categories (the food at home component of the IPCA inflation index went from 11.9% in 4Q16 to -5.1% in 4Q17).

On the other hand, sales volume growth accelerated in relation to 3Q17 and 4Q16, accompanied by higher customer traffic and continued market share(*) gains, despite the competitive scenario.

In the quarter, both same-store and new stores sales were driven by commercial initiatives (grand openings, Assaí Anniversary and Black Friday, the latter a first at the banner), with the highlight the category General Merchandise.

In the year, Assaí posted gross sales of R$20.1 billion and net sales of R$18.4 billion, advancing 28.0%(1) and 27.8%(1) compared to 2016, respectively. Sales performance was driven substantially by the 20 store openings in the year (15 conversions and 5 organic) and by the banner’s entry into two new states (Minas Gerais and Piauí).

Stores converted improved their sales by a factor of around 2.5x in relation to Extra Hiper, confirming the project’s effectiveness and the format’s acceptance at the stores selected.

In 4Q17, Assaí accounted for 43.5% of total net sales, up 730 bps on the prior-year period. In 2017, Assaí accounted for 41.3% of GPA Food's total net sales, up 640 bps from 2016.

(1)    In 4Q17, the adjustment was -30 bps at GPA Food, with -70 bps at Multivarejo and -20 bps at Assaí. In 2017, the adjustment was -50 bps at GPA Food, with -70 bps at Multivarejo and -50 bps at Assaí.

(2)    Includes the stores converted from Extra Hiper to Assaí, which in 4Q17 contributed 210 bps to Food and 530 bps to Assaí. In 2017, this contribution was 110 bps and 310 bps, respectively.

(*)            Nielsen data.

OPERATING PERFORMANCE BY BUSINESS

Tax Credits – ICMS Substitution Tax (ICMS ST)

In 2017, the Company and its subsidiaries became entitled to reimbursement of ICMS ST based on the difference in presumptive profit and taxable profit margin. This new tax framework produced two effects:

  Recurring credits estimated at 60 bps each quarter, with approximately 60 bps at Multivarejo and 60 bps at Assaí. Depending on the competitive dynamics in each period, these amounts may be transferred to investments in pricing.
  Non-recurring credits, as follows:

(i)                  Multivarejo – Recognition in 4Q17 of R$246 million in tax credits related to prior fiscal years, complementing the amount recognized in 2Q17;

(ii)                Assaí – Recognition of R$114 million in credits wholly related to 9M17, making them non-recurring in the quarter, though recurring in the year.

The Company estimates that the balance of tax credits will be monetized at a faster pace than recurring credits are generated, which could enable the Group to: (i) record any new credits at Multivarejo; and (ii) fully or partially reverse the provision of R$369 million accrued at Assaí in 2Q17, if the Company is able to implement monetization plans at a faster pace. Note that the above credits refer exclusively to the state of São Paulo, with opportunities to recognize any new tax credits in states other than São Paulo.

Multivarejo

4Q17

Gross Profit came to R$2,122 million. Two non-recurring effects in the quarter were recognized:

•       Tax credits related to the reimbursement of ICMS, which had a positive impact of R$246 million (+350 bps);

•       Impact related to the write-off of inventories and the deductible payment associated with the fire at the Osasco Distribution Center in December 2017, in the amount of -R$10 million (-15 bps).

Adjusted for these two non-recurring effects, gross margin stood at 26.7%, virtually stable in comparison with 4Q16.

Multivarejo continued to implement efficiency initiatives, as mentioned in prior quarters, and captured gains in personnel and electricity expenses. However, selling, general and administrative expenses corresponded to 22.4% of net sales, increasing in relation to 4Q16, mainly due to:

Effect of deflation on food sales (approximately 110 bps), while other expense items continued to be affected by inflation;
Additional expenses associated with the fire at the Osasco DC (around 15 bps);
Renovation of 50 Pão de Açúcar stores, with 11 full renovations, which affected the sales performance of stores with a significant weight in the banner’s sales (approximately 10 bps).

7

Other Operating Income and Expenses came to R$173 million, comprising mainly the following:

  Write-off of fixed assets related to the Osasco Distribution Center due to a fire, in the amount of R$61 million, net of the initial estimates of damages receivable;
  Provisioned tax contingencies in the amount of R$77 million related to past risks (2004 to 2008);
  Other positive and negative impacts, including the write-off of property, plant and equipment, in the aggregate amount of R$35 million.

Adjusted EBITDA, excluding non-recurring effects, amounted to R$332 million, with margin of 4.7%. This margin level mainly reflects the impact from food deflation on net sales, and consequently the lower dilution of expenses as a ratio of net sales.

2017

The year’s highlights at Multivarejo were:

●        Profitability increased by 20 bps, despite a scenario of channel migration and transfer of volumes due to the conversion of 15 hypermarkets into Assaí stores.

●        60 bps gain in market share on same-store sales basis during the year (source: Nielsen);

●        Digital transformation and customization of customer relations, reaching over 4 million downloads;

●        Launch of new commercial concepts for non-food categories (store-in-store).

Gross margin adjusted for non-recurring effects (tax credits and distribution center impact) reached 26.9%, expanding 50 bps compared to 2016, mainly due to new commercial dynamics implemented throughout the year and the closure of Extra Hiper stores.

Selling, general and administrative expenses decreased 1.6% compared to 2016, mainly due to the productivity gains at stores arising from the initiatives implemented, which included:

(i)                  Optimization of headcount based on two complementary programs:

o   Variable compensation at stores: wage incentive for store employees based on productivity gains;

o   Multi-Role Program: employees trained to perform roles other than their main function depending on customer traffic, which reduced waiting lines at checkouts and improved customer satisfaction indicators;

(ii)                 Increased productivity of the logistics operation, with significant increases in cross-dock and backhaul transport;

(iii)               Rollout of Green Yellow’s energy efficiency projects.

Adjusted EBITDA, excluding non-recurring effects, amounted to R$1,312 million, with EBITDA margin of 5.0%, expanding 20 bps compared to 2016 due to the results mentioned above.

Assaí

4Q17

Gross Profit came to R$982 million, with margin of 18.0%. Excluding non-recurring effects related to ICMS ST, gross margin stood at 15.9%, virtually stable compared to 4Q16, despite the opening of 11 stores in the quarter, including 8 conversions.

Operating expenses increased to 10.7% of net sales, slightly higher than in 4Q16, basically explained by the strong pace of organic expansion and of conversions in the quarter, as well as the higher share of individual consumers, which result in higher operating costs.

Adjusted EBITDA, excluding non-recurring effects, grew 16.5% to R$289 million. Margin stood at 5.3% due to the results for gross margin and expenses described above.

2017

Gross profit, adjusted by non-recurring effects, amounted to R$2.9 billion, with margin of 15.9%, expanding 140 basis points from 2016.

The main factors explaining this performance were:

•         Assaí’s solid commercial initiatives;

•         Development of additional categories to offset the deflationary impact;

•         Maintenance of low shrinkage levels;

•         Maturation of stores;

•         Higher share of individuals;

•         New tax framework.

Operating expenses corresponded to 10.4% of net sales, virtually in line with 2016, due to the maturation of 15 stores in the new format (efficiency gains), even with the accelerated expansion, with 20 store openings in the year (including conversions).

In 2017, adjusted EBITDA, excluding non-recurring effects, grew 68.0% to R$1,029 million. Adjusted margin stood at 5.6%, with strong expansion of 140 bps compared to 2016.

FINANCIAL PERFORMANCE

Financial result

In the quarter, the Company’s financial result amounted to R$206 million, or 1.6% of net sales, improving 50 bps from 4Q16. The reduction is mainly explained by the lower interest rate in the period (CDI fell from 13.8% in 4Q16 to 7.5% in 4Q17).

In 2017, the financial result amounted to R$730 million, or 1.6% of net sales, down 60 bps on the prior year, basically due to the reduction in gross debt cost of around R$200 million, given the decline in the CDI rate from an average of 14.0% in 2016 to 10.0% in 2017. In general, the other components of the financial result remained stable as a ratio of net sales compared to the same period last year.

Net income

In 4Q17, net income from continuing and discontinued operations attributable to controlling shareholders was R$297 million, with net margin of 2.4%.

In the Food segment, net income from continuing operations, attributable to controlling shareholders, amounted to R$254 million in 4Q17.

In 2017, net income from continuing and discontinued operations attributable to controlling shareholders was R$619 million, reversing the loss posted in 2016.

In the Food segment, net income from continuing operations attributable to controlling shareholders amounted to R$606 million in 4Q17, mostly contributed by Assaí.

Earnings per share

Diluted EPS was R$1.04855 per common share and R$1.14962 per preferred share in the quarter. In the year, diluted EPS was R$2.18073 per common share and R$2.39074 per preferred share.

Net Debt

Net debt, adjusted for non-discounted receivables, amounted to R$354 million, an improvement of R$162 million from a year earlier. The net debt / EBITDA ratio improved from -0.32x in 4Q16 to -0.15x in 4Q17.

The cash balance stood at R$3,792 million and the non-discounted receivables balance was R$414 million, for total available resources of R$4.2 billion, as well as the preapproved/confirmed credit facilities of R$1.1 billion.

Capital expenditure

In 4Q17, capital expenditure in the Food segment amounted to R$354 million. The Group set a new record for the number of conversions from Extra Hiper into Assaí in a single quarter with the opening of eight stores, as well as the opening of five new stores (3 Assaí, 1 Pão de Açúcar and 1 Minuto Pão de Açúcar) and renovations of 50 Pão de Açúcar stores.

In 2017, capital expenditure in the Food segment amounted to R$1,355 million, 9% more than in the previous year. The highlight was the conversion project, which involved 15 stores in the year, as well as the opening of five new Assaí stores, three Pão de Açúcar stores, six Minuto Pão de Açúcar stores, two Extra drugstores and two gas stations.

II. Latin American Synergies

Continuation of the process to capture synergies in Latin America, highlights to:

  32 Extra Hiper stores renovated with the new apparel concept in 2017, with the initiative continuing to advance in 2018;
  Joint negotiations of equipment and services, which reached US$15 million at GPA in 2017;
  Renovation of 5 Pão de Açúcar stores inspired by the Fresh Market model in Uruguay;
  Sharing of good practices in perishables and transfer of know-how in shrinkage control continued to help reduce shrinkage in 2017 and should continue to do so in 2018;

In 2017, LATAM synergies continued to produce positive results, with recurring savings in capacity utilization of over US$70 million within GPA.

III. Outlook

Strategic priorities: our strategy for 2018-20 is to support the sustainable and robust growth of our food operations, drawing on our multi-channel and multi-format presence to offer each Brazilian consumer the best and most innovative offerings and services. The pillars of this strategy are:

●

Continued organic expansion and optimization of the store portfolio focusing on accelerating the performance of higher-return formats and concepts: opening around 20 Assaí stores (including conversions), gradually implementing the new concept for Pão de Açúcar stores and expanding the store-in-store concept at the Extra Hiper and Pão de Açúcar banners;

●

Accelerating the adjustment and repositioning of the offering of retail formats to better meet the new consumption habits arising from the growing penetration of the wholesale channel and of e-commerce;

●	Innovating and advancing the digital transformation related to customer contact (‘My Discount’ and ‘Express Checkout’) and our operations;
●	Expand the offering of financial services, especially at Assaí, leveraging the expertise of our joint venture with Banco Itaú

Guidance for 2018:

●        Same-store sales growth: Assaí above inflation and Multivarejo in line with food inflation, with continued market share gains

●        EBITDA Margin(*): Higher profitability in both businesses

○              Multivarejo: Considering EBITDA Margin(*) of 5.0% in 2017, for 2018 the Company expects expansion of around 50-60 bps, driven mainly by:

➔      Food deflation, which should continue in 1H18 and recovery gradually in 2H18, contributing around 30 bps;

➔      Additional expenses with the fire at the Distribution Center, which are non-recurring (e.g., hiring of additional trucks, temporary staff, etc.), and with store closures/renovations, with a positive effect of 10 bps;

➔      Operating efficiency gains mainly in logistics and shrinkage, contributing around 20 bps;

➔      Other possible upsides:

o    Recovery in sales due to higher customer loyalty (increased personalize of our programs) and optimization of the sales policy;

o    Maturation of projects for optimizing and repositioning the portfolio;

o    Implementing new concepts: Pão de Açúcar renovations and Store-in-Store at Extra and Pão de Açúcar.

○              Assaí: for 2018, the expectation is an improvement of 20-30 bps supported by lower deflation, the maturation of stores and the building of customer loyalty through financial services with an attractive value proposition.

●

New framework for PIS COFINS and ICMS ST taxes: The credit inventory will be monetized as a faster pace than recurring credits are generated, which will enable the Group to: (i) record any new credits at Multivarejo; (ii) fully or partially reverse the provision of R$369 million accrued at Assaí in 2Q17, if the Company is able to implement monetization plans at a faster pace; and (iii) recognize eventual tax credits for states other than São Paulo;

●	Optimization of working capital and reduction in financial result corresponding to around 1% of net sales;
●	CAPEX: approximately R$1.6 billion, with a focus on opening 20 Assaí stores (including conversions) and on the ongoing plan to renovate around 20 Pão de Açúcar stores in the year;
●	LATAM synergies: should surpass US$85 million in savings for the Brazil perimeter.

                 (*) EBITDA adjusted by Other Operating Income and Expenses, excluding non-recurring effects.

IV. Additional Information

4Q17 Results Conference Call and Webcast

Tuesday, February 20, 2017
10:30 a.m. (Brasília) | 8:30 a.m. (New York) | 1:30 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 3193-1001 or (11) 2820-4001

Conference call in English (simultaneous translation)
+1 (646) 828-8246

Webcast: http://www.gpari.com.br

Replay
+55 (11) 3193-1012 or +55 (11) 2820-4012
Access code for audio in Portuguese: 1897102#
Access code for audio in English: 8622189#

http://www.gpari.com.br

Investor Relations Contacts

Daniela Sabbag Isabela Cadenassi Victor Manuel Diaz Silvera Matheus Fujisawa Sarah Hatia GPA Telephone: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform consisting of brick-and-mortar stores and e-commerce operations, divided into three business units: Multivarejo, which operates the supermarket, hypermarket and Minimercado store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; GPA Malls, which is responsible for managing the Group's real estate assets, expansion projects and new store openings; and Via Varejo’s discontinued operations, with its bricks and mortar electronics and home appliances stores under the Casas Bahia and Pontofrio banners, and the e-commerce segment.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, growth prospects of the Company and market and macroeconomic estimates are merely forecasts and are based on the beliefs, plans and expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and hence are subject to change.

V. Appendix

Glossary

Food Segment: Represents the combined results of Multivarejo and Assaí, excluding equity income (loss) from Cdiscount, which is not included in the operating segments reported by the Company. It includes retail and wholesale activities of products in general, including - but not limited to - food products, clothing, hygiene, medicines, fuels, furniture, consumer electronics and domestic utilities. Such activities are carried out both in physical and virtual establishments.

Discontinued Activities: Due to the ongoing divestment of the interest held by GPA in Via Varejo S.A., the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit or loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Non-current assets held for sale and discontinued operations.

Growth and Changes: The growth and changes presented in this document refer to variations from the same period last year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure in its analyses as it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted Net Income: Measure of profitability calculated as Net Income from continuing operations excluding Other Operating Income and Expenses and excluding the effects of Income and Social Contribution Taxes. Also excluded are the effects of nonrecurring direct income tax. Management uses this metric in its analyses given its belief that it eliminates any nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Earnings per share: Basic earnings per share are calculated based on the weighted average number of outstanding shares of each category during the year, and treasury shares.

Diluted earnings per share are calculated as follows:

●        Numerator: profit for the year adjusted by dilutive effects from stock options granted by subsidiaries.

Denominator: the number of shares of each category adjusted to include potential shares corresponding to dilutive instruments (stock options), less the number of shares that could be bought back at market, if applicable. Equity instruments that will or may be settled with the Company and its subsidiaries’ shares are only included in the calculation when its settlement has a dilutive impact on earnings per share.

CONSOLIDATED FINANCIAL STATEMENTS

1. Balance Sheet

ASSETS

	Consolidated			Food Businesses
(R$ million)	12.30.2017	09.30.2017	12.30.2016	12.30.2017	09.30.2017	12.30.2016

Current Assets	33,219	27,320	31,651	10,295	7,712	11,354
Cash and Marketable Securities	3,792	1,266	5,112	3,791	1,266	5,112
Accounts Receivable	632	1,040	543	639	1,045	549
Credit Cards	334	837	241	334	837	241
Sales Vouchers and Others	223	165	209	230	171	215
Allowance for Doubtful Accounts	(4)	(3)	(2)	(4)	(3)	(2)
Resulting from Commercial Agreements	79	40	95	79	40	95
Inventories	4,822	4,634	4,641	4,822	4,634	4,641
Recoverable Taxes	597	395	674	597	395	674
Noncurrent Assets for Sale	22,961	19,614	20,303	22	-	-
Expenses in Advance and Other Accounts Receivables	417	371	378	424	371	378

Noncurrent Assets	14,708	14,417	13,566	14,736	14,450	13,575
Long-Term Assets	3,448	3,026	2,137	3,470	3,054	2,141
Accounts Receivables	80	-	-	80	-	-
Credit Cards	80	-	-	80	-	-
Recoverable Taxes	1,747	1,350	632	1,747	1,350	632
Deferred Income Tax and Social Contribution	121	162	170	121	162	170
Amounts Receivable from Related Parties	25	22	17	48	50	21
Judicial Deposits	762	789	661	762	789	661
Expenses in Advance and Others	713	702	657	713	702	657
Investments	198	298	339	198	297	339
Property and Equipment	9,138	9,186	9,182	9,138	9,186	9,182
Intangible Assets	1,924	1,908	1,908	1,929	1,913	1,913
TOTAL ASSETS	47,928	41,737	45,217	25,031	22,162	24,929

LIABILITIES

	Consolidated			Food Businesses
	12.30.2017	09.30.2017	12.30.2016	12.30.2017	09.30.2017	12.30.2016

Current Liabilities	28,992	23,054	27,582	11,380	8,616	12,191
Suppliers	8,129	5,495	7,232	8,134	5,496	7,235
Loans and Financing	770	901	2,389	770	901	2,389
Debentures	481	517	568	481	517	568
Payroll and Related Charges	639	647	614	639	647	614
Taxes and Social Contribution Payable	300	211	254	300	211	254
Dividends Proposed	78	(0)	-	78	(0)	-
Financing for Purchase of Fixed Assets	116	33	116	116	33	116
Rents	128	89	110	128	89	110
Acquisition of minority interest	-	-	7	-	-	7
Debt with Related Parties	153	167	147	355	364	379
Advertisement	26	26	43	26	26	43
Provision for Restructuring	3	3	4	3	3	4
Advanced Revenue	146	56	224	146	56	224
Non-current Assets Held for Sale	17,824	14,642	15,632	-	-	-
Others	198	267	242	204	272	248

Long-Term Liabilities	5,644	5,611	5,038	5,644	5,611	5,038
Loans and Financing	803	808	1,008	803	808	1,008
Debentures	2,534	2,532	1,904	2,534	2,532	1,904
Financing for Purchase of Assets	-	-	4	-	-	4
Deferred Income Tax and Social Contribution	394	364	317	394	364	317
Tax Installments	566	681	540	566	681	540
Provision for Contingencies	1,108	1,038	1,177	1,108	1,038	1,177
Advanced Revenue	22	16	24	22	16	24
Others	218	170	64	218	170	64

Shareholders' Equity	13,292	13,072	12,597	8,007	7,935	7,700
Capital	6,822	6,818	6,811	5,428	5,487	5,584
Capital Reserves	355	355	331	355	355	331
Profit Reserves	3,156	3,025	2,718	2,224	2,094	1,785
Minority Interest	2,959	2,875	2,737	(0)	0	-
TOTAL LIABILITIES	47,928	41,737	45,217	25,031	22,162	24,929

2. Income Statement - 4Q17

	Consolidated			Food Businesses			Multivarejo(1)			Assaí
R$ - Million	4Q17	4Q16	Δ	4Q17	4Q16	Δ	4Q17	4Q16	Δ	4Q17	4Q16	Δ

Gross Revenue	13,595	12,741	6.7%	13,595	12,741	6.7%	7,689	8,109	-5.2%	5,906	4,632	27.5%
Net Revenue	12,510	11,740	6.6%	12,510	11,740	6.6%	7,066	7,484	-5.6%	5,444	4,255	27.9%
Cost of Goods Sold	(9,391)	(9,025)	4.1%	(9,391)	(9,025)	4.1%	(4,931)	(5,457)	-9.6%	(4,460)	(3,568)	25.0%
Depreciation (Logistic)	(14)	(14)	2.2%	(14)	(14)	2.2%	(12)	(13)	-1.3%	(2)	(1)	38.8%
Gross Profit	3,104	2,701	14.9%	3,104	2,701	14.9%	2,122	2,014	5.4%	982	686	43.0%
Selling Expenses	(1,881)	(1,760)	6.9%	(1,881)	(1,760)	6.9%	(1,377)	(1,378)	0.0%	(504)	(382)	31.8%
General and Administrative Expenses	(280)	(231)	21.3%	(280)	(231)	21.3%	(203)	(174)	17.2%	(77)	(57)	33.7%
Selling, General and Adm. Expenses	(2,161)	(1,991)	8.5%	(2,161)	(1,991)	8.5%	(1,580)	(1,551)	1.9%	(581)	(440)	32.1%
Equity Income(2)	(26)	2	n.a.	13	19	-27.8%	13	19	-27.8%	-	-	n.a.
Other Operating Revenue (Expenses)	(175)	(260)	-32.5%	(175)	(260)	-32.5%	(173)	(240)	-28.0%	(2)	(19)	-87.3%
Depreciation and Amortization	(204)	(185)	10.3%	(204)	(185)	10.3%	(155)	(149)	4.2%	(49)	(36)	35.6%
Earnings before interest and Taxes - EBIT	538	268	100.9%	577	284	103.4%	228	93	145.1%	349	191	83.1%
Financial Revenue	46	63	-26.9%	46	63	-26.9%	34	51	-32.3%	12	12	-4.8%
Financial Expenses	(252)	(314)	-19.6%	(252)	(314)	-19.6%	(233)	(280)	-16.6%	(19)	(34)	-44.4%
Net Financial Result	(206)	(251)	-17.8%	(206)	(251)	-17.8%	(199)	(229)	-13.1%	(7)	(22)	-66.7%
Income (Loss) Before Income Tax	332	17	n.a.	371	33	n.a.	29	(136)	n.a.	342	169	102.3%
Income Tax	(117)	(25)	376.5%	(117)	(25)	376.5%	(29)	(2)	n.a.	(88)	(23)	286.4%
Net Income (Loss) Company - continuing operations	215	(8)	n.a.	254	9	n.a.	0	(138)	n.a.	254	146	73.6%
Net Result from discontinued operations	194	(22)	n.a.	4	(32)	n.a.	4	(32)	n.a.	-	-	n.a.
Net Income (Loss) - Consolidated Company	408	(29)	n.a.	258	(23)	n.a.	4	(170)	n.a.	254	146	73.6%

Net Income (Loss) - Controlling Shareholders - continuing operations(3)	215	(8)	n.a.	254	9	n.a.	0	(138)	n.a.	254	146	73.6%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	82	(30)	n.a.	4	(32)	n.a.	4	(32)	n.a.	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	297	(38)	n.a.	258	(23)	n.a.	4	(170)	n.a.	254	146	73.6%

Minority Interest - Non-controlling - continuing operations	-	(0)	n.a.	-	(0)	n.a.	-	(0)	n.a.	-	-	n.a.
Minority Interest - Non-controlling - discontinued operations	111	8	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - Consolidated	111	8	n.a.	-	(0)	n.a.	-	(0)	n.a.	-	-	n.a.

Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	756	467	62.0%	795	483	64.8%	395	254	55.3%	400	229	75.2%
Adjusted EBITDA (4)	931	726	28.2%	971	742	30.8%	568	494	14.8%	403	248	62.5%

% of Net Revenue	Consolidated			Food Businesses			Multivarejo(1)			Assaí
	4Q17	4Q16		4Q17	4Q16		4Q17	4Q16		4Q17	4Q16
Gross Profit	24.8%	23.0%		24.8%	23.0%		30.0%	26.9%		18.0%	16.1%
Selling Expenses	15.0%	15.0%		15.0%	15.0%		19.5%	18.4%		9.3%	9.0%
General and Administrative Expenses	2.2%	2.0%		2.2%	2.0%		2.9%	2.3%		1.4%	1.3%
Selling, General and Adm. Expenses	17.3%	17.0%		17.3%	17.0%		22.4%	20.7%		10.7%	10.3%
Equity Income(2)	-0.2%	0.0%		0.1%	0.2%		0.2%	0.2%		0.0%	0.0%
Other Operating Revenue (Expenses)	1.4%	2.2%		1.4%	2.2%		2.4%	3.2%		0.0%	0.5%
Depreciation and Amortization	1.6%	1.6%		1.6%	1.6%		2.2%	2.0%		0.9%	0.9%
EBIT	4.3%	2.3%		4.6%	2.4%		3.2%	1.2%		6.4%	4.5%
Net Financial Revenue (Expenses)	1.6%	2.1%		1.6%	2.1%		2.8%	3.1%		0.1%	0.5%
Income Before Income Tax	2.7%	0.1%		3.0%	0.3%		0.4%	-1.8%		6.3%	4.0%
Income Tax	-0.9%	-0.2%		-0.9%	-0.2%		-0.4%	0.0%		-1.6%	-0.5%
Net Income (Loss) Company - continuing operations	1.7%	-0.1%		2.0%	0.1%		n.a.	-1.8%		4.7%	3.4%
Net Income (Loss) - Consolidated Company	3.3%	-0.2%		2.1%	-0.2%		0.1%	-2.3%		4.7%	3.4%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	1.7%	-0.1%		2.0%	0.1%		n.a.	-1.8%		4.7%	3.4%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	2.4%	-0.3%		2.1%	-0.2%		0.1%	-2.3%		4.7%	3.4%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	0.9%	0.1%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
EBITDA	6.0%	4.0%		6.4%	4.1%		5.6%	3.4%		7.4%	5.4%
Adjusted EBITDA (4)	7.4%	6.2%		7.8%	6.3%		8.0%	6.6%		7.4%	5.8%
(1) Includes the result of Malls and Corporation
(2) Cdiscount's equity income is considered in the Consolidated and not in the Retail and Cash and Carry segments.
(3) Net Income after non-controlling shareholders
(4) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

16

2.1 Income Statement –  2017

	Consolidated			Food Businesses			Multivarejo(1)			Assaí
R$ - Million	2017	2016	Δ	2017	2016	Δ	2017	2016	Δ	2017	2016	Δ

Gross Revenue	48,440	44,969	7.7%	48,440	44,969	7.7%	28,370	29,233	-3.0%	20,070	15,736	27.5%
Net Revenue	44,634	41,454	7.7%	44,634	41,454	7.7%	26,195	26,967	-2.9%	18,440	14,487	27.3%
Cost of Goods Sold	(33,877)	(31,878)	6.3%	(33,877)	(31,878)	6.3%	(18,384)	(19,566)	-6.0%	(15,493)	(12,312)	25.8%
Depreciation (Logistic)	(54)	(55)	-2.7%	(54)	(55)	-2.7%	(48)	(51)	-5.3%	(6)	(5)	25.4%
Gross Profit	10,704	9,520	12.4%	10,704	9,520	12.4%	7,763	7,350	5.6%	2,941	2,170	35.5%
Selling Expenses	(6,804)	(6,567)	3.6%	(6,804)	(6,567)	3.6%	(5,122)	(5,268)	-2.8%	(1,681)	(1,299)	29.4%
General and Administrative Expenses	(974)	(884)	10.2%	(974)	(884)	10.2%	(737)	(690)	6.9%	(237)	(194)	21.7%
Selling, General and Adm. Expenses	(7,778)	(7,451)	4.4%	(7,778)	(7,451)	4.4%	(5,860)	(5,957)	-1.6%	(1,918)	(1,494)	28.4%
Equity Income(2)	(60)	60	n.a.	64	77	-15.7%	64	77	-15.7%	-	-	n.a.
Other Operating Revenue (Expenses)	(579)	(567)	2.1%	(579)	(567)	2.1%	(554)	(499)	10.9%	(26)	(68)	-61.9%
Depreciation and Amortization	(779)	(707)	10.2%	(779)	(707)	10.2%	(603)	(575)	4.8%	(175)	(131)	33.6%
Earnings before interest and Taxes - EBIT	1,508	856	76.2%	1,632	872	87.2%	811	395	105.4%	822	477	72.1%
Financial Revenue	181	231	-21.6%	181	231	-21.6%	144	191	-24.2%	37	40	-9.2%
Financial Expenses	(911)	(1,134)	-19.7%	(911)	(1,134)	-19.7%	(826)	(999)	-17.3%	(85)	(135)	-37.0%
Net Financial Revenue (Expenses)	(730)	(903)	-19.2%	(730)	(903)	-19.2%	(682)	(809)	-15.7%	(48)	(94)	-49.0%
Income Before Income Tax	778	(47)	n.a.	902	(31)	n.a.	129	(414)	n.a.	774	383	101.9%
Income Tax	(297)	(25)	n.a.	(297)	(25)	n.a.	(63)	76	n.a.	(234)	(100)	132.5%
Net Income (Loss) Company - continuing operations	482	(71)	n.a.	606	(55)	n.a.	66	(338)	n.a.	540	283	91.0%
Net Result from discontinued operations	383	(1,005)	n.a.	(32)	(77)	-58.2%	(32)	(77)	-58.2%	-	-	n.a.
Net Income (Loss) - Consolidated Company	865	(1,077)	n.a.	573	(133)	n.a.	33	(415)	n.a.	540	283	91.0%

Net Income (Loss) - Controlling Shareholders - continuing operations(3)	482	(71)	n.a.	606	(55)	n.a.	66	(338)	n.a.	540	283	91.0%
Net Income (Loss) - Controlling Shareholders - discontinued operations(3)	137	(411)	n.a.	(32)	(77)	-58.2%	(32)	(77)	-58.2%	-	-	n.a.
Net Income (Loss) - Consolidated Controlling Shareholders(3)	619	(482)	n.a.	573	(133)	n.a.	33	(415)	n.a	540	283	91.0%

Minority Interest - Non-controlling - continuing operations	-	(0)	n.a.	-	(0)	n.a.	-	(0)	n.a.	-	-	n.a.
Minority Interest - Non-controlling - discontinued operations	246	(594)	n.a.	-	-	n.a.	-	-	n.a.	-	-	n.a.
Minority Interest - Non-controlling - Consolidated	246	(594)	n.a.	-	(0)	n.a.	-	(0)	n.a.	-	-	n.a.

Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	2,341	1,618	44.7%	2,465	1,634	50.8%	1,462	1,021	43.2%	1,003	613	63.5%
Adjusted EBITDA (4)	2,920	2,185	33.6%	3,044	2,201	38.3%	2,015	1,520	32.6%	1,029	681	51.0%

% of Net Revenue	Consolidated			Food Businesses			Multivarejo(1)			Assaí
	2017	2016		2017	2016		2017	2016		2017	2016
Gross Profit	24.0%	23.0%		24.0%	23.0%		29.6%	27.3%		15.9%	15.0%
Selling Expenses	15.2%	15.8%		15.2%	15.8%		19.6%	19.5%		9.1%	9.0%
General and Administrative Expenses	2.2%	2.1%		2.2%	2.1%		2.8%	2.6%		1.3%	1.3%
Selling, General and Adm. Expenses	17.4%	18.0%		17.4%	18.0%		22.4%	22.1%		10.4%	10.3%
Equity Income(2)	-0.1%	0.1%		0.1%	0.2%		0.2%	0.3%		0.0%	0.0%
Other Operating Revenue (Expenses)	1.3%	1.4%		1.3%	1.4%		2.1%	1.9%		0.1%	0.5%
Depreciation and Amortization	1.7%	1.7%		1.7%	1.7%		2.3%	2.1%		1.0%	0.9%
EBIT	3.4%	2.1%		3.7%	2.1%		3.1%	1.5%		4.5%	3.3%
Net Financial Revenue (Expenses)	1.6%	2.2%		1.6%	2.2%		2.6%	3.0%		0.3%	0.6%
Income Before Income Tax	1.7%	-0.1%		2.0%	-0.1%		0.5%	-1.5%		4.2%	2.6%
Income Tax	-0.7%	-0.1%		-0.7%	-0.1%		-0.2%	0.3%		-1.3%	-0.7%
Net Income (Loss) Company - continuing operations	1.1%	-0.2%		1.4%	-0.1%		0.3%	-1.3%		2.9%	2.0%
Net Income (Loss) - Consolidated Company	1.9%	-2.6%		1.3%	-0.3%		0.1%	-1.5%		2.9%	2.0%
Net Income (Loss) - Controlling Shareholders - continuing operations(3)	1.1%	-0.2%		1.4%	-0.1%		0.3%	-1.3%		2.9%	2.0%
Net Income (Loss) - Consolidated Controlling Shareholders(3)	1.4%	-1.2%		1.3%	-0.3%		0.1%	-1.5%		2.9%	2.0%
Minority Interest - Non-controlling - continuing operations	0.0%	0.0%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
Minority Interest - Non-controlling - Consolidated	0.6%	-1.4%		0.0%	0.0%		0.0%	0.0%		0.0%	0.0%
EBITDA	5.2%	3.9%		5.5%	3.9%		5.6%	3.8%		5.4%	4.2%
Adjusted EBITDA (4)	6.5%	5.3%		6.8%	5.3%		7.7%	5.6%		5.6%	4.7%
(1) Includes the result of Malls and Corporation
(2) Cdiscount's equity income is considered in the Consolidated and not in the Retail and Cash and Carry segments.
(3) Net Income after noncontrolling shareholders
(4) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

17

3. Financial Result

	Consolidated
(R$ million)	4Q17	4Q16	Δ	2017	2016	Δ

Financial Revenue	46	63	-26.9%	181	231	-21.6%
Financial Expenses	(252)	(314)	-19.6%	(911)	(1,134)	-19.7%
Cost of Debt	(71)	(188)	-62.3%	(498)	(705)	-29.4%
Cost of Receivables Discount	(51)	(62)	-17.1%	(144)	(163)	-11.9%
Restatement of Contingent Liabilities and Other financial expenses	(130)	(63)	106.0%	(269)	(266)	1.2%
Net Financial Revenue (Expenses)	(206)	(251)	-17.8%	(730)	(903)	-19.2%
% of Net Revenue	1.6%	2.1%	-50 bps	1.6%	2.2%	-60 bps

In the financial statements of GPA as of December 31, 2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations.

4. Net Income

	Consolidated						Food Business

(R$ million)	4Q17	4Q16	Δ	2017	2016	Δ	4Q17	4Q16	Δ	2017	2016	Δ
EBITDA	756	467	62.0%	2,341	1,618	44.7%	795	483	64.8%	2,465	1,634	50.8%
Depreciation (Logistic)	(14)	(14)	2.2%	(54)	(55)	-2.7%	(14)	(14)	2.2%	(54)	(55)	-2.7%
Depreciation and Amortization	(204)	(185)	10.3%	(779)	(707)	10.2%	(204)	(185)	10.3%	(779)	(707)	10.2%
Net Financial Revenue (Expenses)	(206)	(251)	-17.8%	(730)	(903)	-19.2%	(206)	(251)	-17.8%	(730)	(903)	-19.2%
Income (Loss) before Income Tax	332	17	n.a.	778	(47)	n.a.	371	33	n.a.	902	(31)	n.a.
Income Tax	(117)	(25)	376.5%	(297)	(25)	n.a.	(117)	(25)	376.5%	(297)	(25)	n.a.
Net Income (Loss) Company - continuing operations	215	(8)	n.a.	482	(71)	n.a.	254	9	n.a.	606	(55)	n.a.
Net income from discontinued operations	194	(22)	n.a.	383	(1,005)	n.a.	4	(32)	n.a.	(32)	(77)	-58.2%
Net Income (Loss) Consolidated Company	408	(29)	n.a.	865	(1,077)	n.a.	258	(23)	n.a.	573	(133)	n.a.

Net Income (Loss) - Controlling Shareholders - continuing
operations	215	(8)	n.a.	482	(71)	n.a.	254	9	n.a.	606	(55)	n.a.
Net Income (Loss) - Controlling Shareholders -	82	(30)	n.a.	137	(411)	n.a.	4	(32)	n.a.	(32)	(77)	-58.2%
descontinuing operations
Net Income (Loss) - Controlling Shareholders - Consolidated	297	(38)	n.a.	619	(482)	n.a.	258	(23)	n.a.	573	(133)	n.a.

Other Operating Revenue (Expenses) and non-recurring tax credits	70	(260)	-32.5%	134	(280)	2.1%	70	(260)	-32.5%	134	(280)	-148.0%

Income Tax from Other Operating Revenues (Expenses) and from non-recurring tax credits	(15)	57	-126.8%	(39)	45	-187.2%	(15)	57	-126.9%	(39)	45	-186.6%

Adjusted Net Income (Loss) - Controlling Shareholders - continuing operations (1)	159	195	-18.4%	387	163	136.6%	199	212	-6.0%	511	179	184.5%

Adjusted Net Margin - Controlling Shareholders	1.3%	1.7%	-40 bps	0.9%	0.4%	50 bps	1.6%	1.8%	-20 bps	1.1%	0.4%	70 bps

 (1) Net Income adjusted for “Other Operating Income and Expenses,” and excluding non-recurring tax credits, thus eliminating nonrecurring income and expenses, excluding the effects of Income and social contribution taxes.

In the financial statements of GPA as of December 31, 2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5 / CPC 31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations.

5. Indebtedness

(R$ million)
	12.31.2017	12.31.2016

Short Term Debt	(1,250)	(2,957)
Loans and Financing	(770)	(2,389)
Debentures and Promissory Notes	(481)	(568)
Long Term Debt	(3,309)	(2,912)
Loans and Financing	(775)	(1,008)
Debentures	(2,534)	(1,904)
Total Gross Debt	(4,559)	(5,869)
Cash and Financial investments	3,792	5,112
Net Debt	(767)	(757)
EBITDA(1)	2,341	1,618
Net Debt / EBITDA(1)	-0.33x	-0.47x
On balance Credit Card Receivables not discounted	414	241
Net Debt incl. Credit Card Receivables not discounted	(354)	(516)
Net Debt incl. Credit Card Receivables not discounted / EBITDA(1)	-0.15x	-0.32x

In the financial statements of GPA as of December 31, 2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5 / CPC 31, approved by CVM Resolution 598/09 - Sale of non-current assets and discontinued operations. However, said technical standard does not require restatement of the balance sheet in such situations. For better comparison between the periods, a column presenting comparable results for March 2016 was added to the above table on debt.

 (1) EBITDA for the last 12 months.

6. Cash Flow - Consolidated (including Via Varejo)

STATEMENT OF CASH FLOW
	Consolidated
(R$ million)	12.31.2017	12.31.2016
Net Income (Loss) for the period	865	(1,076)
Adjustment for reconciliation of net income
Deferred income tax	(38)	(113)
Loss (gain) on disposal of fixed and intangible assets	247	203
Depreciation and amortization	833	1,089
Interests and exchange variation	947	1,272
Equity Income	34	(81)
Provision for contingencies	675	1,080
Share-Based Compensation	24	29
Allowance for doubtful accounts	722	609
Provision for obsolescence/breakage	(1)	44
Gains resulting from sale of subisidiaries	-	(94)
Deferred revenue	(394)	(372)
Other Operating Expenses	(723)	-
	3,191	2,590
Asset (Increase) decreases
Accounts receivable	(2,115)	(1,259)
Inventories	(1,505)	107
Taxes recoverable	(321)	(709)
Dividends received	309	-
Other Assets	(60)	118
Related parties	153	(470)
Restricted deposits for legal proceeding	(366)	(218)
	(3,905)	(2,431)
Liability (Increase) decrease
Suppliers	3,059	(1,486)
Payroll and charges	103	134
Taxes and Social contributions payable	(127)	55
Other Accounts Payable	148	(279)
Contingencies	(447)	(415)
Deferred revenue	(8)	660
Taxes and Social contributions paid	(119)	(132)
	2,609	(1,463)
Net cash generated from (used) in operating activities	1,895	(1,304)

Acquisition of property and equipment	(1,402)	(1,265)
Increase Intangible assets	(311)	(279)
Sales of property and equipment	121	55
Cash provided on sale of subisidiary	-	137
Cash on discontinuity of subsidiary	-	(47)
Net cash of discontinuity - Cdiscount	-	(621)
Net cash flow investment activities	(1,592)	(2,020)

Cash flow from financing activities
Increase of capital	11	5
Funding and refinancing	7,789	8,082
Payments of loans and financing	(9,785)	(7,481)
Dividend Payment	(101)	(4)
Acquisition of society	(8)	(79)
Intercompany loans	-	952
Net cash generated from (used) in financing activities	(2,094)	1,475

Monetary variation over cash and cash equivalents	-	(24)
Increase (decrease) in cash and cash equivalents	(1,791)	(1,873)

Cash and cash equivalents at the beginning of the year	9,142	11,015
Cash and cash equivalents at the end of the year	7,351	9,142
Change in cash and cash equivalents	(1,791)	(1,873)

6.1. Simplified Cash Flow Statement – Consolidated (including Via Varejo)

	Consolidated
(R$ million)	4Q17	4Q16	2017	2016

Cash Balance at Beginning of Exercise	1,805	4,044	9,142	11,015
Cash Flow from Operating Activities	6,140	5,777	1,895	(1,304)
EBITDA	1,273	398	3,630	1,618
Cost of Sale of Receivables	(227)	(347)	(896)	(1,072)
Working Capital	5,247	4,679	(561)	(2,638)
Assets and Liabilities Variation	(153)	1,047	(278)	788
Cash Flow from Investment Activities	(489)	(1,078)	(1,592)	(2,020)
Net Investment	(489)	(456)	(1,592)	(1,489)
Acquisition / Sale of Interest and Others	-	46	-	137
Cash on discontinuity of subsidiary	-	(668)	-	(668)
Change on net cash after investments	5,651	4,699	303	(3,324)
Cash Flow from Financing Activities	(105)	445	(2,094)	1,475
Dividends Payments and Others	(101)	-	(101)	(4)
Net Payments	(4)	445	(1,993)	1,479
Change on Net Cash	5,546	5,144	(1,791)	(1,849)
Exchange Rate	-	(46)	-	(24)
Cash Balance at End of Exercise	7,351	9,142	7,351	9,142

Cash includes "Assets held for sale and op. Discontinued"	3,559	4,030	3,559	4,030

Cash t as balance sheet (excluding Via Varejo)	3,792	5,112	3,792	5,112

In the financial statements of GPA as of December 31, 2017, due to the ongoing divestment of the interest held by GPA in Via Varejo S.A. as announced in the material fact notice of November 23, 2016, the operations of Via Varejo are treated as discontinued operations. Accordingly, net sales and other profit and loss accounts were adjusted retrospectively, as required under IFRS 5/CPC 31, approved by CVM Resolution 598/09 – Sale of non-current assets and discontinued operations. Held-for-sale assets and the corresponding liabilities were reclassified only on the reporting date, i.e. December 31, 2016, and therefore all of the above changes in balance sheet accounts include Via Varejo, although the closing cash position has been reconciled to reflect only continuing operations.

7. Capex

	Food Business
(R$ million)	4Q17	4Q16	Δ	2017	2016	Δ

New stores, land acquisition and	209	171	22.6%	583	474	23.1%
conversions
Store renovations and Maintenance	135	103	31.3%	444	563	-21.1%
Infrastructure and Others	101	88	13.9%	302	368	-17.9%
Non-cash Effect
Financing Assets	(91)	24	n.a	26	(163)	n.a .
Total	354	386	-8.1%	1,355	1,241	9.1%

8. Breakdown of Sales by Business

	BREAKDOWN OF GROSS SALES BY BUSINESS
(R$ million)	4Q17%		4Q16%		Δ	2017	%	2016	%	Δ

Multivarejo	7,689	56.6%	8,109	63.6%	-5.2%	28,370	58.6%	29,233	65.0%	-3.0%
Pão de Açúcar	1,955	14.4%	1,945	15.3%	0.5%	7,249	15.0%	7,304	16.2%	-0.7%
Extra (1)	4,807	35.4%	5,209	40.9%	-7.7%	17,561	36.3%	18,306	40.7%	-4.1%
Convenience Stores (2)	298	2.2%	312	2.4%	-4.6%	1,164	2.4%	1,215	2.7%	-4.2%
Other Businesses (3)	630	4.6%	642	5.0%	-1.9%	2,394	4.9%	2,408	5.4%	-0.6%
Cash & Carry	5,906	43.4%	4,632	36.4%	27.5%	20,070	41.4%	15,736	35.0%	27.5%
Assaí	5,906	43.4%	4,632	36.4%	27.5%	20,070	41.4%	15,736	35.0%	27.5%
Food Business	13,595	100.0%	12,741	100.0%	6.7%	48,440	100.0%	44,969	100.0%	7.7%

	BREAKDOWN OF NET SALES BY BUSINESS
(R$ million)	4Q17%		4Q16%		Δ	2017	%	2016	%	Δ

Multivarejo	7,066	56.5%	7,484	63.8%	-5.6%	26,195	58.7%	26,967	65.1%	-2.9%
Pão de Açúcar	1,788	14.3%	1,783	15.2%	0.3%	6,659	14.9%	6,711	16.2%	-0.8%
Extra (1)	4,385	35.1%	4,781	40.7%	-8.3%	16,110	36.1%	16,776	40.5%	-4.0%
Convenience Stores (2)	277	2.2%	290	2.5%	-4.7%	1,085	2.4%	1,131	2.7%	-4.1%
Other Businesses (3)	617	4.9%	630	5.4%	-2.1%	2,341	5.2%	2,349	5.7%	-0.3%
Cash & Carry	5,444	43.5%	4,255	36.2%	27.9%	18,440	41.3%	14,487	34.9%	27.3%
Assaí	5,444	43.5%	4,255	36.2%	27.9%	18,440	41.3%	14,487	34.9%	27.3%
Food Business	12,510	100.0%	11,740	100.0%	6.6%	44,634	100.0%	41,454	100.0%	7.7%
(1) Includes Extra Supermercado and Extra Hiper.
(2) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(3) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

9.  Breakdown of Sales (% of Net Sales)

	Food Business
	4Q17	4Q16	2017	2016
Cash	50.7%	51.9%	50.7%	51.8%
Credit Card	38.9%	38.0%	38.9%	38.3%
Food Voucher	10.4%	10.1%	10.4%	9.9%

10. Store Activity by Banner

	STORE OPENINGS/CLOSINGS BY BANNER
	12/31/2016	Opened	Opened by conversion	Closed	Closed to conversion	12/31/2017

Pão de Açúcar	185	3	-	(2)	-	186
Extra Hiper	134	-	-	(2)	(15)	117
Extra Supermercado	194	-	-	(6)	-	188
Minimercado Extra	207	-	-	(24)	-	183
Minuto Pão de Açucar	77	6	-	(1)	-	82
Assaí	107	5	15	(1)	-	126
Other Business	231	4	-	(36)	-	199
Gas Station	76	2	-	(6)	-	72
Drugstores	155	2	-	(30)	-	127
Food Business	1,135	18	15	(72)	15	1,081

Sales Area ('000 m2)
Food Business	1,814					1,811

#of employees ('000)
Food Business	91					91

11. Data by Format on 12/31/2017

FIGURES PER FORMAT ON 12/31/2017
	Number of	Sales Area
	Stores	(sq meter x1000)

Multivarejo	955	1,305
Pão de Açúcar	186	240
Extra Hipermercado	117	717
Extra Supermercado	188	215
Convenience Stores	265	65
Other Business	199	67
Gas Station	72	58
Drugstores	127	10
Cash & Carry	126	506
Assaí	126	506
Food Business	1,081	1,811

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 20, 2018	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.